HESS CORPORATION
1185 Avenue of the Americas
New York, NY 10036
JOHN P. RIELLY
Senior Vice President
and Chief Financial Officer
(212) 536-8230
(212) 536-8502 FAX
October 11, 2011
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-1090

Re:	Hess Corporation (the Corporation) Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 1-01204
Dear Mr. Schwall:
     Thank you for your letter of September 29, 2011. Following are our responses to your comments. For your convenience, our responses are keyed to the numbered comments in your September 29, 2011 letter.

Form 10-K for the Fiscal Year Ended December 31, 2010
Risk Factors Related to Our Business and Operations, page 14
Catastrophic events, whether naturally occurring or man-made, may materially affect our operations and financial conditions, page 16
1.	We note your disclosure in the above-captioned risk factor concerning operational and financial risks arising from unforeseen occurrences, and your disclosure on page 15 about the concerns that have been raised with regard to “the safety and environmental impact of” hydraulic fracturing. If material, please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing, such as underground migration and surface spillage or mishandling of fluids, including chemical additives.
➢	The reference in the Corporation’s Form 10-K to “concerns that have been raised with regard to the safety and environmental impact of hydraulic fracturing” relates to potential laws and regulations that may be enacted with respect to hydraulic fracturing. These potential laws and regulations may have the effect of delaying or increasing the cost of our hydraulic fracturing operations. We addressed this concern in our risk factor disclosed on page 15 of our 2010 Form 10-K relating to environmental risk and environmental laws and regulations.

We believe that the risks of an environmental impact from hydraulic fracturing are not materially different from, or greater than, the risks associated with a conventional onshore drilling program. We use established safety procedures in conducting our hydraulic fracturing operations and have remediation plans in place to contain any spill or migration. For these reasons, we believe that the operational and financial risks associated with hydraulic fracturing are adequately covered by the environmental risk factor on page 15 of our 2010 Form 10-K, which states that our oil and gas operations “are subject to environmental risk such as oil spills, produced water spills, gas leaks and ruptures and discharges of substances or gases that could expose us to substantial liability for pollution or other environmental discharge”. With respect to a catastrophic event, we concluded that the specific operational and financial risks associated with hydraulic fracturing are not material and do not require specific discussion in the catastrophic events risk factor on page 16 of our 2010 Form 10-K.
Note 1 — Summary of Significant Accounting Policies, page 53
Exploration and Development Costs, page 54
2.	We note you disclose that costs of injected CO2 for tertiary recovery are expensed as incurred in the production phase. Please expand your disclosure to address how you account for costs associated with injected CO2 for tertiary recovery methods in the development stage as well as how you determine when a tertiary recovery project transitions from the development stage to the production stage.

➢	Supplementally, we advise that the Corporation’s accounting policy related to tertiary recovery methods is to capitalize the cost of injection wells and related injection equipment used in the development of proved reserves. During the development phase, the costs associated with CO2 injected to pressurize a reservoir are capitalized until first production of CO2 occurs (i.e., production stage). From that point, all costs associated with CO2 injection are expensed. Capitalized costs from tertiary recovery projects are depreciated using the units-of-production method.

We also note for the Staff that the cost of CO2 used in tertiary recovery operations was less than 1% of total Exploration and Production expenses for the year ended December 31, 2010 and capitalized CO2 costs were less than $10 million at December 31, 2010. If such operations become material in the future, we will expand our disclosures to state our accounting policy for capitalized CO2 costs associated with tertiary development activities and when a tertiary recovery project transitions from the development stage to the production stage.
Note 2 — Acquisitions and Divestitures, page 57
3.	We note that you accounted for the acquisitions of your 2010 controlling interests in the Valhall and Hod fields as a business combination. Please tell us the form and nature of these interests (e.g. stock/ownership interests in an incorporated entity or undivided interests in an unincorporated entity such as concessions, mineral interests, extractive rights, production sharing contracts or similar arrangements). Please tell us how you considered the guidance of FASB ASC 805-10-55-4 through 55-9 in determining that the Valhall and Hod fields meet the definition of a business.
➢	The Corporation’s original ownership interests in the producing Valhall and Hod fields and its additional ownership interests acquired in 2010 represent undivided working interests in oil and gas properties, which are unincorporated entities. Such working interests are accounted for under the proportionate consolidation method pursuant to ASC 810-10-45-14. As a result, the Corporation, as a partner in the Valhall and Hod fields, accounts for its pro-rata share of the assets, liabilities, revenues and expenses of the fields.

Upon acquiring the rights to additional working interests in the Valhall and Hod fields during 2010, the Corporation evaluated whether these additional working interests met the definition of a business pursuant to ASC 805-10-55-4 through 55-9 based on the “inputs”, “processes”, and “outputs” present in the fields and concluded the transactions should be accounted for in accordance with ASC 805, Business Combinations. In accordance with this guidance we evaluated whether the interests acquired consisted of inputs and processes that in combination could be applied to create outputs as defined by ASC 805-10-55-4. Specifically, the “inputs” acquired primarily consisted of proved developed oil and gas reserves, proved undeveloped oil and gas reserves, and probable and possible oil and gas reserves which represent economic resources that provide a return in the form of revenue when production processes are applied to extract these oil and gas reserves. The acquired “processes” included operational processes associated with oil and gas production such as production platforms and processing equipment, producing oil and gas wells, and other ancillary equipment and processes to conduct oil and gas production operations. The “outputs” included revenues generated from the sale of oil and gas production and returns provided to partners. As a result of these considerations, we concluded that the acquired working interests with production activities in place met the definition of a business under ASC 805.
4.	In relation to your previously held interests in the Valhall and Hod fields, please tell us how you considered FASB ASC 805-10-25-10 and whether any gain or loss was recognized in earnings.
➢	Upon acquiring the additional working interests in the Valhall and Hod fields, we considered FASB ASC 805-10-25-10 in accounting for the transactions. We concluded that this guidance applies to acquisitions of equity interests in incorporated entities. As noted in our response to comment 3, we did not acquire equity interests, rather we acquired additional undivided working interests in unincorporated entities. Therefore these acquisitions did not result in a step acquisition contemplated in ASC 805-10-25-10 (which applies to stock/ownership interests in an incorporated entity) whereby an acquirer obtains a controlling interest in stages and is required to re-measure its previously held non-controlling interest. As a result, the Corporation concluded that ASC 805-10-25-10 did not apply and thus it did not re-measure its previously held working interests and no gain or loss was recognized under ASC 805-10-25-10.
5.	Please expand your disclosure to include the items prescribed by FASB ASC 805-30-501(a).
➢	Please note that the only goodwill recorded in connection with these transactions was related to the deferred tax effects of differences in book and tax bases of the assets acquired and liabilities assumed on the acquisition date pursuant to ASC 805-740-25-2. As a result, we believe the disclosure in Note 2 on page 58 of our 2010 Form 10-K meets the requirements of ASC 805-30-501(a).
Note 17 — Guarantees and Contingencies, page 83
6.	We note you have determined that the outcome of certain contingencies for which there is a reasonable possibility of a loss will not be material to your financial condition, “although the outcome of such proceedings could be material to the Corporation’s results of operations and cash flows for a particular period depending on, among other things, the level of the Corporation’s net income for such period.” To the extent that such reasonably possible losses may be material to your results of operations or cash flows, please expand your disclosure here and on page 18 to include the nature of the contingency and the range of possible loss or a statement that such an estimate cannot be made. Refer to FASB ASC 450-20-50-4.
➢	At the time when our 2010 Form 10-K was filed, we determined that there were no other contingent losses beyond those specifically disclosed, either accrued or reasonably possible, that could have had a material adverse impact on our 2010 results of operations, financial condition or cash flows. However, we included a statement in our disclosure to explain that future materiality considerations could fluctuate based on the level of future earnings and cash flows. Although we believe that our existing disclosure is appropriate, in consideration of the Staff’s comment we will modify our disclosure in future filings to clarify that in management’s opinion, based upon currently known facts and circumstances, the outcome of such proceedings is not expected to have a material adverse effect on the financial condition, results of operations and cash flows of the Corporation. This modified disclosure will exclude the explanatory statement regarding the potential for fluctuations in future materiality based on the level of future earnings and cash flows. If, in subsequent periods, we determine that contingent losses that are reasonably possible of occurring would have a material adverse impact on the Corporation’s results of operations, financial condition or cash flows, we will expand our disclosure to more specifically reference the requirements of ASC 450-20-50-4.
* * * * * * *
As requested by the Staff, we acknowledge the following:
•	The Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to provide you with any additional information to assist you with your review. In addition, please do not hesitate to contact me at (212) 536-8230 with any questions.

Sincerely yours,
/s/ John P. Rielly
John P. Rielly
Senior Vice President and Chief Financial Officer

cc:	James Giugliano John Cannarella Norman von Holtzendorff Alexandra M. Ledbetter A.N. Parker

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